UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

Swiftmerge Acquisition Corp.

(Name of Issuer)

Class A ordinary shares, $0.0001 par value per share

(Title of Class of Securities)

G63836103

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Swiftmerge Holdings, LP
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 9,725,000(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 9,725,000(1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,725,000(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 30.18%(2)
12.	Type of Reporting Person (See Instructions) PN

(1)

Represents 9,725,000 Class A ordinary shares acquirable by the Reporting Person in respect of (i) 3,375,000 Class B ordinary shares, par value $0.0001 per share (“Class B Shares”), convertible one-for-one into the Issuer’s Class A ordinary shares at the time of the Issuer’s initial business combination or at the option of the holder and (ii) 6,350,000 private placement warrants to acquire Class A ordinary shares upon payment of $11.50 per share (“Private Placement Warrants”), commencing 30 days after completion of the Issuer’s initial business combination.

(2)

Calculated based on 22,500,000 Class A ordinary shares outstanding in respect of Units and 9,725,000 Class A ordinary shares issuable in connection with the 3,375,000 Class B Shares and 6,350,000 Private Placement Warrants.

Item 1(a).	Name of Issuer

Swiftmerge Acquisition Corp.

Item 1(b).	Address of the Issuer’s Principal Executive Offices

Executive Suite 200 - 100 Park Royal West Vancouver, British Columbia, Canada V7T1A2

Item 2(a).	Names of Persons Filing

This statement is filed by the Swiftmerge Holdings, LP, referred to herein as the “Reporting Person.”

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

2710 Rosebery Avenue West Vancouver, British Columbia, Canada, V7V3A2

Item 2(c).	Citizenship

See response to Item 4 on the cover page.

Item 2(d).	Title of Class of Securities

Class A ordinary shares, $0.0001 par value per share.

Item 2(e).	CUSIP Number

G63836103

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.

Ownership

(a)   Amount beneficially owned:

See response to Item 9 on the cover page.

(b)  Percent of Class:

See response to Item 11 on the cover page.

(c)   Number of shares as to which the Reporting Person has:

(i) Sole power to vote or to direct the vote:

See response to Item 5 on the cover page.

(ii)  Shared power to vote or to direct the vote:

See response to Item 6 on the cover page.

(iii)  Sole power to dispose or to direct the disposition of:

See response to Item 7 on the cover page.

(iv) Shared power to dispose or to direct the disposition of:

See response to Item 8 on the cover page.

The Reporting Person is the record holder of the reported securities. The Reporting Person is controlled by Swiftmerge Holdings GP, LLC, its general partner. Swiftmerge Holdings GP, LLC is managed by a board of managers consisting of John “Sam” Bremner, George Jones and Aston Loch and as such each have voting and investment discretion with respect to the securities held by the reporting person and may be deemed to have beneficial ownership of the securities held directly by the reporting person. The filing of this Statement shall not be construed as an admission that the Reporting Person or any of the managers is the beneficial owner of any securities covered by this Statement.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2022

SWIFTMERGE HOLDINGS, LP
By: Swiftmerge Holdings GP, LLC, its General Partner

/s/Aston Loch
Name:	Aston Loch
Title:	Manager